December 29, 2000


Via Facsimile 212-891-6033


Fashionmall.com, Inc.
Ben Narasin, Chairman of the Board and
Board of Directors
575 Madison Avenue, 5th Floor
New York, NY 10022

Re: Proposed Business Combination with GenesisIntermedia.com, Inc. ("Genesis")

Dear Mr. Narasin:

     The purpose of this letter is to propose a merger/business combination transaction between Fashionmall.com, Inc. ("Fashion") and Genesis. The following will specifically address a number of key terms of our offer and briefly describe potential benefits of the proposed transaction.

     We are prepared to acquire all of the outstanding common shares of Fashion in a merger/business combination whereby shareholders of Fashion would receive for each share of Fashion (a) $2 in cash and (b) .29 shares of common stock of Genesis. At yesterday's closing price for Genesis common stock ($17.375), this equates to a total value of approximately $7 per share of Fashion. This represents a 170% premium to yesterday's closing price for Fashion common stock and a 100% premium to the recently announced tender offer of $3.50 per share. We currently own an approximately five percent stake in Fashion, and believe our offer to be fair to Fashion shareholders.

     We would like the Board of Directors of Fashion to immediately consider this offer and enter into negotiations with Genesis with the intention of executing a Definitive Agreement as rapidly as practicable.

     We believe the strength of the proposed business combination resides on the ongoing synergies to be enjoyed by the shareholders of the two companies. We recognize that Fashion shareholders may desire some immediate liquidity for their investment and are prepared to return cash in excess of the recent trading value of the Fashion common stock. More importantly, however, we believe that the focus of our business platform, deployment of the Centerlinq network in retail malls around the country, and the Fashionmall on-line platform, can be joined in a way as to create significant incremental value for shareholders. We see many opportunities from merging the businesses together, including:

1. The Centerlinq network currently in place in shopping malls throughout the country will provide significant exposure and drive additional traffic to Fashion's websites.

2. Centerlinq video promotions in shopping malls and targeted sales promotions to our extensive database of clients can drive additional traffic to Fashion's websites as well as generate additional e-commerce opportunities.

3. The combined company will be better able to sell more advertising and create more e-commerce opportunities for the Centerlinq network and Fashion's websites by combining our West Coast sales force and strategic marketing relationships with Fashion's East Coast sales force and relationships.

4. Genesis and Fashion can combine their expertise to create "clicks and mortar" strategies for mall developers and retailers.

5.   The merger will generate  significant  benefits as a result of  integrating
     certain  functions  including   administrative,   management  and  software
     development as well as integrating our network infrastructure.

     We offer Fashion shareholders the opportunity for a significant equity stake in a Company which together can become one of the largest networks serving both the brick and mortar world and the internet. We believe that our proposal presents an excellent opportunity for shareholders of Fashion to receive for their shares a significant premium to current fair market value while still participating in capital appreciation for their ownership stakes. We urge the Board of Fashion to take immediate steps to meet with our representatives and negotiate the specific terms of a business combination.


Sincerely,


_________________________
Ramy El-Batrawi
Chairman and Chief Executive Officer